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Ending Concrete Corrosion is a $3.0 Trillion[1] **Opportunity**



is going to be increasingly dealing with municipal interests.

- ✓ **First-of-its-kind nano-ceramic coating technology** that makes concrete infrastructure virtually immortal.

- ✓ Over **$800,000 in revenue** since inception, with a strong demand pipeline and strategic partnerships for exponential growth.

- ✓ Tackling a **$3.0 trillion* problem** with a scalable solution ready for global adoption.

- ✓ Dramatically **reduces CO2 emissions**, preserving our climate.

| **Invest Now** | **$1,000 ***
Min. Investment | **$1.00**
Share Price |

Form C   Offering Memorandum   Investor Education

Our innovation has been recognized by:

beea WINNER
british engineering excellence awards

KEIRETSU FORUM
Investor Capital Expo
"Most Valued Company"

PROBLEM

Fighting Concrete Corrosion Costs **Billions Every Year**

Concrete is essential for the construction of most modern infrastructure. But concrete corrodes over time because it's naturally porous and chemically fragile. This corrosion can lead to **collapsed bridges, broken dams, failed water systems, and more.** Even worse? Protective coatings like epoxy or polyurethane cannot be used to preserve infrastructure outdoors because they can't bond to concrete, or survive humidity and UV light exposure.



Coated with CeramycGuard TM
Highway 295 Scenic Overlook, New Jersey, 2007

Our Coating Solution Makes **Concrete Virtually *Immortal***

Zirconia's nano-ceramic coating, CeramycGuard™ is the only coating that chemically bonds to concrete, creating an ultra-durable ceramic surface. It literally becomes part of the concrete, so corrosives like salt, acid, and bacteria can't break through and cause corrosion. Our solution makes infrastructure virtually immortal.

TRACTION

There's Already $1M+ in Our Sales Funnel²

Because our nano-ceramic coating outperforms the market, we've quickly won regulatory approvals, are running field trials with various government agencies, and are building a reputation of success with our customers. Zirconia has made over $800,000 in revenue* since inception and now has over $1 million in our sales funnel.

- ✓ Customers include Amazon, Tyson, UK Water, New Jersey DOT, SASE, Royal Atlantic Condominiums (FL), and California Water Districts

- ✓ Certified for wastewater infrastructure in the United Kingdom

- ✓ Approved by Miami-Dade County as a salt corrosion prevention coating

- ✓ Starting trials in Saudi Arabia for preventing corrosion of oil/gas cooling system which uses seawater for cooling, and suffers from salt corrosion

- ✓ Undergoing five water dam trials with U.S. state and federal agencies

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COMPETITIVE ADVANTAGE

The Only Solution to Actually Stop Corrosion

Outdated solutions from the 1950's, like polyurethane and epoxy coatings, can't bond to concrete or be used outdoors. They rely on "adhesion," which weakens and fails. Backed by four (3 issued, 1 pending) patents, Zirconia is the only solution that chemically bonds with concrete, creating an impenetrable barrier. Zirconia's nano-ceramic coating, CeramycGuard, is immortal and not affected by salts, freeze-thaw cycles or weathering.





Traditional Concrete Coating
(e.g. Epoxy and Polyurethane)
"Sticks" to concrete surface via a weak mechanical bond
Concrete Surface
Vs
CeramycGuard™
Ceramic Surface Layer
Composite
CeramycGuard™ + Concrete Layer
CeramycGuard™ chemically bonds to the concrete surface creating a coating that will not peel, flake, chalk or deteriorate
Concrete Surface

No chemical bonds (epoxy) Competition

Permanent, penetrating chemical bonds
Millions of chemicals bonds per square inch



Photo by: Benh Lieu Song, License: Creative Commons by-sa-3.0[6]

EXPANSION

Ready to Scale to $50M in Sales

With billions spent annually on concrete repairs and inferior solutions, we're ready to scale aggressively. We have the ability to scale production for **over $50 million in sales at an 80% gross margin[3]**.And, we're offering our sales reps double the commissions of our competitors (Sherwin Williams, PPG), so they are excited to sell our products.

ROADMAP

Exit Potential

We have a roadmap for reaching our goal of **$7M revenue by 2026***. In a world where Duraflex sold for 7X revenue to Sherwin Williams[4], we believe we can offer similar value to a multinational acquirer.

What's Next for Zirconia

- **Miami Dade County & Florida DOT product approval:** Zirconia protects against salt corrosion. Sales support for condominium renovations from salt corrosion.
- Distributor in Saudi Arabia Sipchem trial, Endurance Materials EU licensing deal. Project and Sales support.


Photo by: Martina Nolte, License: Creative Commons by-sa-3.0[6]

- ✓ Zirconia will hire an industry-experienced Field Supervisor

- ✓ Present at 8+ Trade shows in the Corrosion Industry (AMPP, NACE) and Commercial Construction in 2024

- ✓ Manufacture 6 months of inventory, fuels pipeline of sales.

PERKS

Get Investor Exclusive Benefits

Current Shareholders: If you currently hold Zirconia shares, **you are eligible for an additional 15% bonus shares** on top of the below listed perks.

INVEST $1,500+	INVEST $2,500+	INVEST $4,000+
Receive **3%** Bonus Shares	Receive **5%** Bonus Shares	Receive **10%** Bonus Shares
Invest Now	Invest Now	Invest Now

INVEST $10,000+	INVEST $25,000+	INVEST $50,000+
Receive **15%** Bonus Shares	Receive **20%** Bonus Shares	Receive **25%** Bonus Shares
Invest Now	Invest Now	Invest Now

SUSTAINABILITY

A Green-Tech Solution for Fighting Climate Change

"Build, Corrode, Demolish, Repeat." Thanks to Zirconia, this concrete corrosion cycle is a thing of the past.

Creating one pound of concrete creates one pound of carbon emissions[5]. But it doesn't have to be that way. Our technologies help reduce greenhouse gas emissions and other pollution, making infrastructure more durable, long lived, and sustainable.

Zirconia's coating extends the lifespan of concrete and steel infrastructure, making it virtually immortal, while reducing the need to remanufacture and remake concrete and steel structures, which cumulatively emit up to 16% of global climate change gases.

We're fighting for a more livable climate for this generation, as well as future generations.



TEAM

Meet the Visionaries Behind Zirconia

At the core of Zirconia's groundbreaking technology and ambitious mission lies a team of seasoned professionals, each bringing a wealth of experience and a proven track record of success in the construction and coating industries.

Benjamin Cook
Co-founder, CEO

Serial Entrepreneur, 30 years in business, sold GeoTree Ceramic Cement Co. for 5X exit for investors*.

✓ Zirconia board



Will Fultz
National Sales Manager

20 years selling coating technologies, a gifted sales manager & negotiator.



Paul Benedetto
CFO

Serial CFO in manufacturing, 30 years of experience.

✓ Zirconia board



Jad Costandi
General Manager

Proccess & Mechanical Engineer



FAQs

⌃ Why invest in startups?

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

⌃ How much can I invest?

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

⌃ How do I calculate my net worth?

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

⌃ What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

⌃ Who can invest in a Regulation CF Offering?

Individuals over 18 years of age can invest.

⌃ What do I need to know about early-stage investing? Are these investments risky?

voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

⌃ **When will I get my investment back?**

The Common Stock (the "Shares") of Zirconia Inc (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

⌃ **Can I sell my shares?**

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

⌃ **Exceptions to limitations on selling shares during the one-year lockup period:**

In the event of death, divorce, or similar circumstance, shares can be transferred to:

- The company that issued the securities

- An accredited investor

- A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

⌃ **What happens if a company does not reach their funding target?**

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

⌃ **How can I learn more about a company's offering?**

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

⌃ **What if I change my mind about investing?**

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: info@dealmakersecurities.com.

⌃ **How do I keep up with how the company is doing?**

At a minimum, the company will be filing with the SEC and posting on its website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may

^ What relationship does the company have with DealMaker Securities?

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

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Sources:
[1] Assessment of the Global Cost of Corrosion: http://impact.nace.org/economic-impact.aspx
[2] Sales are expected to be completed based on the pipeline but are not guaranteed.
[3] This growth projection is forward-looking and subject to change based on various factors, including market conditions and business performance. Investors should exercise caution and consider these assumptions and risks when evaluating the company's growth prospects. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future and there are key risks that impact the assumptions. These key risks impact the assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements.
[4] Experiences of others may not be the same experience for the firm, and factors that lead to the results may be different. There is no guarantee that results will be similar.
[5] According to the National Ready Mixed Concrete Association, each pound of concrete releases 0.93 pounds of carbon dioxide. Since concrete is such a widespread item, the amount of CO2 released in the industry continues to grow.

*Past performance is not indicative of future results.

[6] Image licenses:
https://creativecommons.org/licenses/by-sa/3.0

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.

DealMaker Securities LLC does not make investment recommendations.
DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.
DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.
DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.
DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of Zirconia Inc (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this website speak only as of the date of the Company's initial Form C, and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

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